UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                           (Amendment No. ___1_____)*

                           China Pharma Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    16941T104
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                                 (CUSIP Number)


                                 Tsui Heung Mei

                         2nd Floor, No. 17, Jinpan Road
                         Haikou, Hainan Province, China
                           Telephone: 86-898-6681 1730
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 6, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                               CUSIP No. 16941T104




1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Heung Mei Tsui
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ X]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions) OO

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     The People's Republic of China

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                    7. Sole Voting Power 10,812,651 shares
    Number
   of Shares        ------------------------------------------------------------
 Beneficially       8. Shared Voting Power 0
     Owned
      by            ------------------------------------------------------------
     Each           9. Sole Dispositive Power 10,812,651 shares
   Reporting
  Person With       ------------------------------------------------------------
                    10. Shared Dispositive Power 0

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11.  Aggregate Amount  Beneficially  Owned by Each Reporting  Person

     10,812,651 shares
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12.  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions) []

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13.  Percent of Class Represented by Amount in Row (11) 29.0%

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14.  Type of Reporting Person (See Instructions) IN


Item 1. Security and Issuer

This statement relates to the common stock, par value $0.001 (the "Common Stock") of China Pharma Holdings, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 2nd Floor, No. 17, Jinpan Road, Haikou, Hainan Province, China. 570216.

Item 2. Identity and Background

     (a)  This statement is filed by Heung Mei Tsui (the "Reporting Person").

     (b) The business address of the Reporting Person is 2nd Floor, No. 17, Jinpan Road, Haikou, Hainan Province, China. 570216;

     (c) The Reporting Person is a self employed business woman engaged in the re-export business, including chemical products trade and electrochemical products trade. She is also the agent for the Toyota Motor Corporation in Hainan Province in the People's Republic of China, and she is a Director of the Company;

     (d) Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

     (f)  The Reporting Person is a citizen of the People's Republic of China.



Item 3. Source and Amount of Funds or Other Consideration

The  Reporting   Person  entered  into  four  Stock  Transfer   Agreements  (the
"Agreements") with Yao Huang, Jian Yang, Ruo Feng Xu and Wong Chi Piu (the "transferees") and the Issuer which were closed on November 6, 2007. Pursuant to the Agreements, the Reporting Person transferred 4,465,734 shares of common stock of the Company held by the Reporting Person to the transferees.



Item 4. Purpose of Transaction

The purpose of the acquisition of the shares of common stock reported herein by the Reporting Person was for investment. The Reporting Person has no present plans or proposals relating to or that would result in (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) The Reporting Person has no present plans or proposals relating to or that would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to



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

be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Person is the beneficial owner of 10,812,651 shares of common stock of the Company. The Company had 37,228,938 shares of common stock outstanding as of November 6, 2007. Based on that reported number of shares of common stock outstanding, the Reporting Person has beneficial ownership of approximately 29.0% of the Company's outstanding common stock.

     (b) The Reporting Person has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 10,812,651 shares of common stock.

     (c) Reference is made to Item 5(a) above for information regarding transactions in Company's common stock effected by the Reporting Person during the past 60 days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements understandin or relationship (legal or otherwise) between reporting person and any person with respect to any securities of the , issuer, gs including but not s limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the , persons with whom such contracts, arrangements understandin or relationship have been entered into.

Item 7. Material to Be Filed as Exhibits

None.



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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Date: November 10, 2007


By:  /s/ Tsui Heung Mei
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     Tsui Heung Mei, Director
























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